Mail Stop 3010

March 12, 2010

VIA USMAIL and FAX (415) 584 - 1927

Mr. Howard Mah
Chief Financial Officer
United States 12 Month Oil Fund, L.P.
1320 Harbor Bay Parkway, Suite 145
Alameda, California 94502

> **Re:** **United States 12 Month Oil Fund, L.P.**
> **Form 10-K for the year ended 12/31/2008**
> **Filed on 3/31/2009**
> **Form 10-Q for the period ended 3/31/2009**
> **Filed on 5/15/2009**
> **Form 10-K/A for the year ended 12/31/2008**
> **Filed on 8/19/2009**
> **File No. 001-33859**

Dear Mr. Howard Mah:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

You may contact Wilson K. Lee at (202) 551–3468 or me at (202) 551-3472 if you have any additional questions.

Sincerely,

Yolanda Crittendon
Staff Accountant